FORM N-18f-1
              (As adopted in Release No. IC-6561, June 14, 1974)

                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, DC 20549

                NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
                   UNDER THE INVESTMENT COMPANY ACT OF 1940.


                              BLACK DIAMOND FUNDS
     ---------------------------------------------------------------------
                           Exact Name of Registrant



                           NOTIFICATION OF ELECTION

          The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

                                   SIGNATURE

          Pursuant to the Requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Plantation and the state of Florida on the 24th day of February, 2003.

                                         Black Diamond Funds



                                         By: /s/ Larry Schweiger
                                             ----------------------
                                                 Larry Schweiger
                                                 President

Attest: /s/ Charles Fistel
        ----------------------
Title:  Secretary



04088.0001 #345251